Vestas

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 9 February 2007
Stock exchange announcement No. 4/2007


07021005

Vestas' expected 2006 result

	Expected 2006 result, 9 Feb 2007	Expected 2006 result, 22 Nov 2006	Full year 2005	Expected 2007
Revenue (mEUR)	app. 3,850	~ 3,700	3,583	~ 4,500
EBIT (mEUR)	app. 200	-	(116)	-
EBIT-margin (%)	app. 5.2	~ 5.0	(3.2)	~ 7-9
Net working capital (mEUR)	app. 125	-	502	-
Net working capital (%)	app. 3	~ 20	14	~ 20

The increased revenue is primarily due to an efficient completion of projects during fourth quarter 2006. The net working capital has improved significantly mainly due to increased prepayments from customers and a higher level of sub-supplier financing. At year-end the Group thus had a positive net cash flow of EUR 270m compared to EUR (366)m at year-end 2005 – an improvement of EUR 636m.

However, the above does not change the expectations for 2007, where Vestas still expects to realise revenue of approx EUR 4.5bn, an EBIT margin of 7-9 per cent and a net working capital of approx 20 per cent of the revenue.

The goals of the strategy plan, The Will to Win, for 2008, i.e. an EBIT margin of 10-12 per cent and a net working capital of a maximum of 20 per cent, are maintained.

Vestas' annual report for 2006 will be published on 20 March 2007 at 8.30 CET. The annual accounts will be presented to analysts, investors and the press in London at 2 p.m. (GMT)/ 3 p.m. (CET) at The Landmark London, 222 Marylebone Road, London NW1 6JQ, England. The presentation will also be webcast live via the Internet at www.vestas.com. The subsequent roadshow will apart from London and Copenhagen include New York, Dallas and San Francisco.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



Any questions may be addressed to Ditlev Engel, President & CEO at Vestas Wind Systems A/S, or Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Bent Carlsen	Ditlev Engel
Chairman of the board of directors	President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

